1660 Lincoln Street Suite 1900 Denver, CO 80264 303-830-1776 ____________ 303-894-9239 www.pattonboggs.com

March 9, 2007	Robert M. Bearman 303-894-6169 rbearman@pattonboggs.com

BY EDGAR AND OVERNIGHT COURIER

Mr. Jason Wynn Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20545-7010

Re:	Rancher Energy Corp.
Definitive Proxy Statement on Schedule 14A
Filed March 9, 2007
File No. 0-51425

Dear Mr. Wynn:

On behalf of Rancher Energy Corp. (the “Company”), this letter provides the Company’s response to your request to provide a cover letter with certain information with the Definitive Proxy Statement (the “Definitive Proxy Statement”) as you discussed via telephone with Mark Goldschmidt on March 8, 2007. On February 1, 2007, the Company filed a Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) with the Commission, and on February 20, 2007, the Company filed Amendment No.1 to the Preliminary Proxy Statement (“Amendment No.1”). Also provided with this letter is the Definitive Proxy Statement, which is being filed with the Commission simultaneously with this letter. A blacklined copy showing the changes made to Amendment No.1 is provided for your convenience.

Mr. Goldschmidt informed you of the Company’s decision to remove the reverse stock split proposal from the Company’s preliminary proxy solicitation materials, and you informed him that the Company could proceed with its plans to file the Definitive Proxy Statement. You requested confirmation regarding a future decision by the Company to effect a reverse split. As Mr. Goldschmidt informed you, we have confirmed with the Company that if the Company elects to conduct a reverse stock split, pursuant to Nevada Revised Statute (“NRS”) section 78.2055, in a manner similar to that described in the Preliminary Proxy Statement and Amendment No.1, the Company intends to obtain stockholder approval as required by NRS 78.2055 and comply with the proxy rules.

March 9, 2007

If you have any further questions, please contact me at (303) 894-6169 or Mark Goldschmidt at (303) 894-6132.

Very truly yours,

/s/ Robert M. Bearman

Robert M. Bearman

cc: Rancher Energy Corp.
      Attn: Daniel Foley, CFO